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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO.1)*


                         PACIFIC RIM ENTERTAINMENT, INC.
                                 (Name of Issuer

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    694799305
                                 (CUSIP Number)

                          Robert J. Poulson, Jr., Esq.
                                63 Pioneer Street
                           Cooperstown, New York 13326

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                November 24, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

Check the following box if a fee is being paid with the statement [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13D

CUSIP No. 694799305                                            Page 2 of 4 Pages



1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Steven B. Rosner
        ###-##-####

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)[ ]
                                                                          (b)[ ]

3       SEC USE ONLY


4       SOURCE OF FUNDS*

        PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        US

                  7      SOLE VOTING POWER
    NUMBER OF            884,542
     SHARES
  BENEFICIALLY    8      SHARED VOTING POWER
    OWNED BY
      EACH        9      SOLE DISPOSITIVE POWER
    REPORTING
     PERSON              884,542
      WITH
                  10     SHARED DISPOSITIVE POWER

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        884,542

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        18.35

14      TYPE OF REPORTING PERSON*

        IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
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(Continuation of Schedule 13(D)                                Page 3 of 4 Pages

ITEM 1.     SECURITY AND ISSUER

       The issuer is Pacific Rim Entertainment, Inc., which has its principal executive offices at 1661 E. Camelback Rd, Suite 249, Phoenix, AZ 85016. The title of the class of equity securities to which this statement relates is Common Stock.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

       Mr. Rosner and PRE Investors L.P. and Diversified Investment Fund, two limited partnerships of which Mr. Rosner is the General Partner, have purchased 190,000, 641,692 and 50,000 shares, respectively, in a private transaction with the issuer on Nov. 24, 1997. Personal or partnership funds were used for the purchase.

ITEM 4.     PURPOSE OF TRANSACTION.

       In his Schedule 13D dated August 22nd, 1996, Mr. Rosner indicated that he and Messrs. Buchwalter and Leslie had formed a group for the purpose of effecting a change in the Board of Directors, and intended to seek merger and acquisition partners. The purposes for which the group was formed have now been accomplished, and accordingly the group should be deemed no longer to exist. The securities covered by this Statement are now held for investment purposes.

    (a) Mr. Rosner has no present intention of acquiring additional equity securities of the issuer

    (b)-(j) Mr. Rosner has no present plan or proposal relating to or which would result in: (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries; (iii) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (iv) any material change in the present capitalization or dividend policy of the issuer; (v) any other material change in the issuer's business or corporate structure; (vi) changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; (vii) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (viii) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to
            Section 12(g)(4) of the Act; or (ix) any similar action.

ITEM  5.    INTEREST IN SECURITIES OF THE ISSUER.

    (a) Mr. Rosner beneficially owns 884,542 shares, constituting 18.35%, of the outstanding Common Stock of the issuer, including 192,850 shares held directly, 641,692 shares held by PRE Investors L.P. and 50,000 shares held by Diversified Investment Fund.

    (b)     Mr. Rosner has sole power to vote and dispose of  these shares.

    (c) Mr. Rosner and PRE Investors LP and Diversified Investment Fund purchased 190,000, 641,692 and 50,000 shares of Common Stock, respectively, at a price of $.10 per share, in a private transaction with the issuer on Nov. 24, 1997.

    (d)     None.
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(Continuation of Schedule 13(D)                                      Page 4 of 4
Pages

          Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

       Mr. Rosner has no contracts, arrangements, understandings or relationships with other persons with respect to securities of the issuer.

SIGNATURE

      After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:            January 23, 1998           /s/ Steven B. Rosner
                                             -----------------------------------
                                             Signature

                                             Steven B. Rosner
                                             -----------------------------------
                                             Name and Title